UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

TuanChe Limited (the “Company,” “TuanChe,” “we” or “our”) is relying on the order issued by the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the effects of coronavirus disease 2019 (COVID-19) (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Company closed most of its offices till late February 2020 and required all employees to either work remotely or work at office premises in shifts to minimize close personal contact in workplaces throughout March 2020. Accordingly, communications among the Company’s finance and accounting staff were limited compared to normal working conditions, and access to some of the Company’s facilities and related materials were restricted, all of which hampered the Company’s ability to prepare the Annual Report in time to be filed by the original filing deadline of April 30, 2020.

As the containment measures against the COVID-19 outbreak are being gradually lifted in China, the Company has resumed the normal working hours and business operations for most of its offices since the end of March 2020. The Company’s working schedule of the preparation of its Annual Report has been revised to reflect the foregoing developments. As of the date of this filing, the Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than 45 days from the original filing deadline of April 30, 2020.

Additional Risk Factor

The Company intends to include the following risk factor in the Annual Report:

Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. We, as well as our suppliers and customers, have experienced significant business disruptions due to government-mandated quarantine measures and travel restrictions to contain the spread of the pandemic. Out of public health concerns, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We expect to continue to reduce the number of offline events in the coming months, as the Chinese government has issued guidelines to continue to curb indoor public gatherings. In addition, the spread of COVID-19 may cause a general slowdown of the Chinese economy in 2020 and beyond, leading to a further slump in the demand for automobiles in China. The reduction in the number of auto shows and special promotion events, combined with a sustained decline in demand in the near future, could materially and adversely affect our business, results of operations, financial condition and cash flow. Furthermore, as the business operations of our industry customers have also been severely disrupted, we have experienced a delay in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we have implemented measures to conserve resources such as furlough arrangements, and we may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our business, results of operations and financial condition. We will pay close attention to the development of the COVID-19 pandemic and continuously evaluate its impact on our business, results of operations, financial condition and liquidity, the severity of which will depend on the duration of the pandemic and the government’s responsive measures.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the continued impact of COVID-19 on the Company’s business operations, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	April 28, 2020	By:	/s/ Zhihai Mao
			Name:	Zhihai Mao
			Title:	Chief Financial Officer